UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2026

Commission File Number: 001-42814

THE GROWHUB LIMITED

(Exact Name as Specified in its Charter)

60 Paya Lebar Road

#12-37 Paya Lebar Square

Singapore 409051

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Nasdaq Stockholders’ Equity Deficiency Letter

On May 26, 2026, The GrowHub Limited (the “Company”) received written notification from the Nasdaq Capital Market (“Nasdaq”) dated May 26, 2026, indicating that, based on the reported stockholders’ equity of $2,299,129 of the Company as reported in its Form 20-F for the period ended December 31, 2025, filed with the Securities and Exchange Commission on May 15, 2026, the Company does not meet the minimum shareholders’ equity criteria of $2,500,000 in stockholders’ equity required under the Nasdaq Listing Rule 5550(b)(1) (the “Listing Rule”) for continued listing (the “Nasdaq Letter”).

The Nasdaq Notice has no immediate effect on the listing of the Company’s securities, and they will continue to trade on the Nasdaq Capital Market under the symbol “TGHL”.

The Company intends to regain compliance within the applicable compliance period and is currently working on a plan including financial projections.

During this time, the Company’s securities will continue to be listed and trade on the Nasdaq Capital Market and the Company’s business and operations are not affected by the receipt of the Nasdaq Notice. Although the Company will use all reasonable efforts to achieve compliance with applicable Listing Rules, there can be no assurance that the Company will be successful in its efforts.

The Company issued a press release on this development on May 28, 2026, a copy of which is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Exhibits.

Exhibit No.	Description
99.1	Press Release dated May 28, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: May 28, 2026

THE GROWHUB LIMITED

By:	/s/ Chan Choon Yew Lester
Name:	Chan Choon Yew Lester
Title:	Chief Executive Officer